FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Enters into Agreement to Acquire Nortel’s Layer 4-7

Application Delivery Business, dated February 19, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: February 19,2009

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Enters into Agreement to Acquire Nortel’s Layer 4-7 Application Delivery Business, dated February 19, 2009

CONTACTS

Chief Financial Officer Radware Ltd.

Meir Moshe,

+ 972-3766-8610

Corporate Communications

Joyce Anne Shulman

+1 201 785 3209

joyceannes@radware.com

For Immediate Release

Radware Enters into Agreement to Acquire Nortel’s Layer 4-7

Application Delivery Business

Former Alteon product line planned to be offered under merged Radware Alteon brand

MAHWAH, N.J.; February 19, 2009.  Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today announced that it has signed an asset purchase agreement with Nortel [TSX: NT, OTC: NRTLQ] to purchase certain assets related to Nortel’s Layer 4-7 Application Delivery Business. Nortel added the application switch product line in October 2000 by way of its corporate acquisition of Alteon WebSystems, Inc.

“We believe acquiring Nortel’s Application Delivery Business is a strategic move that will directly benefit Radware and Nortel’s [Alteon] customers. Our ultimate goal is to provide them with a stronger, integrated product backed by world-class support and a globally-focused organization,” stated Roy Zisapel, CEO, Radware. “We are committed to making this transaction seamless for existing Nortel [Alteon] customers and intend to take the necessary steps to ensure zero disruption to their business when the transfer occurs.”

As part of the intended acquisition, Radware would take on Nortel’s application delivery products, offering them under a merged brand, Radware Alteon. From the onset, Radware plans to significantly invest in service and support for the existing Nortel [Alteon] customer base as well as augment its current global support infrastructure with all of the necessary resources to guarantee world-class support for these customers.

Additionally, Radware intends to reinforce its commitment to all existing Nortel [Alteon] customers by offering a 5-year support product plan, thus securing the investment of these customers in Nortel [Alteon] technology. Radware also intends to invest in these products by continuing to sell them and invest in their development - leveraging mutual strengths of both Radware and Nortel [Alteon] technologies and experience - to provide customers with the next generation of more reliable, high-performance and feature-rich solutions.

“This move is a positive one for both companies and their respective customers and partners,” offered Lucinda Borovick, Research Vice President, Datacenter Networks, IDC. “It will provide a stable path forward for existing Nortel application delivery customers with an established industry provider that specializes in this space and will continue to invest in the advancement of the product line.”

The assets to be acquired under the agreement include Nortel’s Layer 4-7 application delivery products, intellectual property, certain tangible assets and inventory and certain service contracts. Radware also plans to take on certain employees who will be integrated into the Radware team with a specific focus on products under the Radware Alteon brand.

Nortel has filed the asset purchase agreement with the United States Bankruptcy Court for the District of Delaware along with a motion seeking the establishment of bidding procedures for an auction that allows other qualified bidders to submit higher or otherwise better offers, as required under Section 363 of the U.S. Bankruptcy Code. A similar motion for the approval of the bidding procedures has been scheduled with the Ontario Superior Court of Justice. Consummation of the transaction is subject to higher or otherwise better offers, approval by the United States Bankruptcy Court for the District of Delaware, and the Ontario Superior Court of Justice and the satisfaction of other conditions.

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 6,000 enterprises and carriers worldwide. With APSolute™, Radware's comprehensive and award-winning suite of application delivery and network security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks "business smart." For more information, please visit www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to: (a) general business conditions in the Application Switching or Network Security industry; (b) changes in demand for Application Switching or Network Security products; (c) the timing and amount or cancellation of orders;(d) the approval of the contemplated Nortel transaction by the United States Bankruptcy Court for the District of Delaware and the Ontario Superior Court of Justice; (e) the fact that another party could outbid Radware in the bankruptcy auction; (f) the failure of the contemplated Nortel transaction to close; (g) the ability to successfully integrate acquired businesses into our organization and operations; (h) the inability to achieve expected synergies; (i) economic conditions and exchange rates; (j) actions by competitors; (k) the continuation of key vendor relationships; (l) the ability to maintain the Alteon customer base;(m) unanticipated liabilities in connection with the contemplated transaction;(n) unanticipated legal and administrative proceeding; and (o) other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Please refer to Radware's filings with the Securities and Exchange Commission, including the “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” sections of Radware's Form 20-F for a more detailed explanation of the inherent limitations in such forward looking statements.

We urge you to consider that statements which use the terms such as “believe,” “expect,” “plan,” “intend,” “seek,” “goal,” and variations of such words and similar expressions are intended to identify forward-looking statements.